 SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1(a) AND 13d-2(a) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Sanguine Corporation

(Name of Issuer)

Common Stock, par value $0.001 par value

(Title of Class of Securities)

801006 10 7

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205,

Salt Lake City, UT 84111, (801-363-74ll)

(Name, Address and Telephone Number of Person Authorized to Receive Notices)

March 29, 2007

(Date of Event which Requires Filing of this Statement)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

1.

NAME OF REPORTING PERSONS:  Leonard W. Burningham

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a) [ ]

 (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS* PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES

7. SOLE VOTING POWER:  5,437,293

BENEFICIALLY OWNED

8. SHARED VOTING POWER: 0

BY EACH REPORTING PERSON

9. SOLE DISPOSITIVE POWER:  5,437,293

WITH:

10. SHARED DISPOSITIVE POWER: 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,437,293

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  6.1%.

14. TYPE OF REPORTING PERSON:  IN

(Page 2 of 5 Pages)

Item 1. Security and Issuer.

Title of Securities. Common Stock, par value, $0.001 per share. Name of Issuer. Sanguine Corporation ("Sanguine")

Address of Issuer's Principal Executive Office:  101 East Green Street, Suite 6, Pasadena, California  91105

Item 2. Identity and Background.

(a) Name of Person Filing. This Schedule 13D is being filed for:  Leonard W. Burningham

(b) Address:  Mr. Burningham’s address is 455 East 500 South, Suite 205, Salt Lake City, Utah  84111

(c) Mr. Burningham is currently an attorney in Salt Lake City, Utah.

(d) During the last five years, Mr. Burningham has not been convicted in any criminal proceeding.

(e) During the last five years, Mr. Burningham has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Citizenship. Mr. Burningham is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Burningham acquired 3,000,000 shares of the Company from personal funds from Thomas C. Drees, PhD, the Company’s President, on April 17, 2007, which made his ownership more than 5%.

Item 4. Purpose of Transaction.

The purpose of the transaction was investment.

(Page 3 of 5 Pages)

Item 5. Interest in Securities of the Issuer.

(a) Amount Beneficially Owned. As of the date hereof Mr. Burningham owns 5,437,293 shares of the issuer's common stock.

Percent of Class. The shares of common stock held by Mr. Burningham represent approximately 6.1% of the common stock outstanding as of the date hereof.

(b) Number of shares as to which such person has:

Sole power to vote or to direct the vote: 5,437,293

Shared power to vote or to direct the vote: 0;

Sole power to dispose or to direct the disposition of: 5,437,293

Shared power to dispose or to direct the disposition of: 0

(c) N/A

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None; N/A

Item 7. Material to be Filed as Exhibits.

None: N/A

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(Page 4 of 5 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 17, 2007

/s/ Leonard W. Burningham

-----------------------------------------------

Leonard W. Burningham

(Page 5 of 5 Pages)

End of Filing

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